SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 24, 2005 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Press Release dated February 24, 2005 (GRUPO TFM AND SUBSIDIARIES REPORT FOURTH QUARTER AND FULL-YEAR 2004 FINANCIAL RESULTS)
EXHIBIT 99.3 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Fourth-Quarter and Full-Year 2004.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Finance Director and Treasurer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708
(brad.skinner@tmm.com.mx)	011-525-55-442-4948

(mp@proa.structura.com.mx)

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2004
FINANCIAL RESULTS

 •  TFM reported as discontinuing operation
 •  Management outlines strategic steps to enhance value

(Mexico City, February 24, 2005) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican multi–modal transportation and logistics Company, reported revenues from operations of $67.8 million for the fourth quarter of 2004 compared to $59.0 million for the same period of 2003. Improved revenues were reported at Specialized Maritime, Ports and Logistics operations. Fourth–quarter 2004 operating income increased from $0.3 million in 2003 to $0.7 million in 2004. Net loss in the fourth quarter after discontinuing operations was $13.1 million in 2004, or $0.23 cents per share, compared to a net loss in 2003 of $66.3 million, or $1.16 per share. Fourth–quarter 2004 selling, general and administrative (SG&A) costs, including restructuring charges, decreased $0.3 million, or 3.6 percent, compared to the same period of last year and reflected cost savings associated with the completion of the Company’s debt restructuring.

For the 12 months of 2004, revenues from operations were $251.0 million compared to $226.9 million for the same period of 2003. Improved revenues were reported at all Grupo TMM divisions. Operating income in the period improved $6.4 million, from an operating loss of $2.3 million in 2003 to operating income of $4.1 million in 2004. Net results after discontinuing operations for the 2004 full year improved $63.3 million from the year–earlier period. SG&A costs, including restructuring charges, for the full year of 2004 decreased $7.6 million, or 23.2 percent, over the prior–year period mainly due to employee overhead reductions.

TFM FOURTH-QUARTER AND YEAR-END RESULTS (without Tex Mex)
 Fourth-quarter revenues increased $13.5 million, or 8.4 percent, from $160.0 million in 2003 to $173.5 million in 2004, primarily impacted by revenue expansions in all business categories with the exception of intermodal. Auto revenues in the fourth quarter improved primarily due to the expansion of intra-Mexican movement caused by truck-to-rail conversion. For the full year, revenues improved 3.7 percent, or $24.0 million. Operating profit during the 2004 fourth quarter increased $2.0 million as compared to last year, impacted primarily by $9.7 million in additional fuel costs (a 52.0 percent increase).

The following chart reflects the rail division’s segment results, comparing the fourth quarter and the full year of 2004 with the same periods of 2003:

	Fourth - Quarter Percent Revenues Change	Full - Year Percent Revenues Change
Chemical	13.1%	12.0%
Industrial	14.7%	6.7%
Cement, Metal and Minerals	13.8%	10.2%
Agroindustrial	1.8%	0.3%
Intermodal	(8.1%)	(3.7%)
Automobile	14.0%	(3.8%)

GRUPO TMM NON-RAILROAD ASSET PERFORMANCE
Specialized Maritime provides international and coastal maritime transportation services for liquid cargoes, harbor towing, and logistical support to the oil production and exploration sectors. During the fourth quarter, revenue in the division increased 1.5 percent, and operating profit increased 13.8 percent compared to the previous period of last year. On an annualized basis, revenues increased 10.1 percent, and operating profit increased 80.6 percent. These divisional results were influenced by supply ships, which serve ever-expanding Mexican oil exploration, and experienced revenue growth in the quarter of 10.2 percent and full-year revenue growth of 23.6 percent. Gross profit for this division increased 19.7 percent in the fourth quarter as contracts continued to grow. Additionally, parcel tankers revenue improved 23 percent year over year, and gross profit improved 46 percent quarter over quarter and 25.5 percent year over year, due to better chemical cargo mix and higher tariffs. Product tankers, which represent tanker opportunities to haul clean petroleum products, experienced improved revenue of 20.6 percent quarter over quarter and 12.9 percent year over year. All contracts for 2004 were renewed at higher rates, and gross profits continued to increase in spite of some off-hire time between the renewals of these contracts. In the tugboat segment, gross profit increased 10.6 percent in 2004 compared to last year.

In the Ports and Terminals division revenues improved 42.1 percent quarter over quarter and 24.0 percent year over year. For the full year, Acapulco booked 109 cruise ship calls, 55 of which occurred in the fourth quarter. The port has 155 cruise ship calls already scheduled for 2005. Revenues in the cruise ship segment increased 79.4 percent quarter over quarter and 23.9 percent year over year. Additionally, in 2004, the division handled approximately 68 percent more automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia than in 2003, increasing revenues by 45.5 percent. In the fourth quarter of 2004, car-handling revenues increased 80.4 percent compared to the same quarter of last year.

In the Logistics division, revenues increased substantially during the fourth quarter, improving 27.7 percent due primarily to start-up services related to the movement of Ford vehicles within Mexico. Significant start-up costs were incurred in the quarter, but should come in line with expectations during the first and second quarters of 2005. The Ford contract represents the first of many anticipated “total supply chain outsourced conversions” for TMM Logistics.

MANAGEMENT ASSESSMENT OF TFM SALE
Javier Segovia, president of Grupo TMM, described elements of the Company’s Strategic Program for Enhancing and Accelerating Value for 2005. Focusing on the first step of that plan, the sale of Grupo TFM to Kansas City Southern, Mr. Segovia stated, “We accomplished several important steps in the fourth quarter of 2004 and the first month of 2005, and I believe we have much to be proud of. As of today, the sale of TFM to KCS is worth approximately $707 million, which includes $200 million in cash, $47 million in a five percent promissory note that will be paid to TMM in June 2007, 18 million shares of KCS common stock now valued at over $350 million, and an additional $110 million in cash and stock upon completion of a settlement involving the VAT and Put lawsuits. Through this sale, TMM will be the largest individual shareholder of KCS. KCS shareholders are expected to approve the purchase in late March. Although we do not anticipate nor desire at this time to sell any portion of our KCS stock, stock sales could occur through registrations, which would be enacted by KCS upon the request of TMM.

“By monetizing our ownership interest in TFM through the sale to KCS,” Segovia continued,“TMM’s balance sheet will improve dramatically, we will have much greater flexibility than we have had in the last several years to focus on opportunities to enhance TMM’s operations, and we will free the Company from litigation, allowing management to focus all of its efforts on value enhancement for stakeholders. With debt at a predictable level because of our recent bond refinancing, the proceeds of the asset sale will provide the Company with not only real debt reduction, but with access to working and growth capital, as well as alternative methods for acquiring additional capital to purchase operating entities, enhance cash flow, or to grow existing TMM businesses.

“As you can see from the news released earlier this week, we are awaiting the Mexican Federal government’s compliance with the decisions of the court system, and we expect that a VAT-Put settlement will take place in the near term. Once a settlement is completed and announced, TMM will receive a payment from KCS of $35 million in cash, an additional payment of $35 million in stock, and the remaining $40 million held as a tax contingency note payable within five years. We do not anticipate any tax liability issues, nor do we expect any transitional issues during due diligence.”

IMPROVED BALANCE SHEET
As a result of the sale of TFM to KCS, the Company’s equity value will improve by $263 million, and its financial obligations will be reduced by $160 million. Interest costs under the terms of its remaining debt will be managed with cash flow from existing operations and from new cash flows anticipated in 2005 from expanded operations. The Company intends to grow its existing operations with capital raised through the use of long-term bankable contracts at Special Maritime and at Ports, which will allow for the refinancing of existing assets, and which can, in turn, immediately improve operating results. Segovia commented, “Our current objective is to defend the potential accretive value of the KCS shares and to grow existing businesses in order to exceed interest coverage demands and operating profit expectations.”

Grupo TMM, S.A. and subsidiaries
Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2004
(Unaudited)
(amount in thousands of U.S. dollars)

	Actual	Pro Forma

Asset:
Cash and cash equivalents	$ 53,227	$ 53,227

Other Current Assets	99,779	99,779

Assets available for sale	367,613	-

Investment in KCS *	-	417,000

Total non current assets	211,143	264,917

Total assets	$731,762	$834,922

Liabilities and stockholders’equity:
Financial obligations	$540,351	$391,349

Other liabilities	121,401	121,401

Total liabilities	$661,752	$512,750

Minority interest	40,184	29,417

Total Stockholders’ equity:	29,826	292,755

Total liabilities and stockholders’ equity	$731,762	$834,922

Net debt:	$487,124	$338,122

Net debt / Total stockholders’equity	16.33 X	1.15 X

*Assumption $19.00 per share of KCS stock and full receipt of the VAT/Put settlement.

EXISTING AND ACCRETIVE OPPORTUNITIES FOR GROWTH
TMM announced that, following the sale of TFM to KCS, it will continue to use railroad services through a contract with KCS. These services, combined with existing Ports, Logistics and Specialized Maritime operations, supply chain logistics solutions, and the Company’s information platforms, provide exceptional value to customers within and to and from Mexico. Without expansion of existing operations, 2005 EBITDA is expected to reach $22 million. During the first and second quarters of 2005, the Company will provide additional details on plans to improve performance and enhance interest coverage.

Describing opportunities to expand operations, Mr. Segovia commented, “During the past several months, we have researched extensively the impact of long-term bankable contracts as alternative methods for financing expansions of our operations. For example, Specialized Maritime has developed a consistent and reliable reputation, holding a 70 percent share of contractual revenues with chemical commodities moved via parcel tankers between Mexico and the United States. The division also holds several options to purchase currently leased vessels at competitive prices. Using future revenue streams from its significant petrochemical customers, in 2005 the Company will seek to finance the exercising of these options, thereby shifting charter expenses to lower depreciation costs and boosting EBITDA performance. By purchasing instead of leasing these vessels, EBITDA in this division could increase by approximately $24 million.

“At Ports, the use of similar long-term bankable contracts will provide for expanded operations at Tuxpan, which is exceptionally well-positioned land for liquid transport, container ship handling, and general cargo. The opportunity to compete with other Gulf of Mexico ports by creating similar infrastructures as the Company built in 1995 at Manzanillo is a very real possibility. This expansion project could increase EBITDA by $26 million. Additional details on all of these potential opportunities will be provided during the first half of 2005.”

OVERALL VISION
Jose F. Serrano, chairman and CEO of TMM, concluded, “The goals we stated in early 2004 were to restructure our debt, finalize the sale of TFM to Kansas City Southern and settle the VAT-Put issue. We are proud that we have accomplished the first two of these goals and are close to completing the third one. For 2005, a new company is taking shape, one with a portfolio holding the largest individual percentage of outstanding KCS shares, which continue to appreciate, and a new balance sheet, with increased equity, lower debt, and most importantly, with greater financial flexibility. We see a company capable of managing its interest costs, growing its operations in niches that are unique and profitable, and improving its operating profits in excess of its financial obligations. As all of these programs come together, our Company’s value will continue to increase for both our stockholders and bondholders.”

DIVISIONAL RESULTS (Under Continuing Operations) (*All numbers in thousands*)

Fourth Quarter 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	7,639	31,807	28,463	(137)	67,772

Costs	5,838	26,824	26,975	(134)	59,503

Gross Result	1,801	4,983	1,488	(3)	8,269

Gross Margin	23.6%	15.7%	5.2%	(2.2%)	12.2%

SG & A (Estimate)	956	1,166	1,408	4,058	7,588

Operating Results	845	3,817	80	(4,061)	681

Operating Margin	11.1%	12.0%	0.3%	n.a	1.0%

* Fourth Quarter 2003

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	5,376	31,339	22,286	(12)	58,989

Costs	4,291	26,306	20,239	(12)	50,824

Gross Result	1,085	5,033	2,047	n.a.	8,165

Gross Margin	20.2%	16.1%	9.2%	0.0%	13.8%

SG & A (Estimate)	915	1,678	1,315	3,968	7,875

Operating Results	170	3,355	732	(3,968)	290

Operating Margin	3.2%	10.7%	3.3%	n.a.	0.5%

Full Year 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	26,637	127,756	97,584	(985)	250,922

Costs	22,740	108,660	87,131	(942)	217,589

Gross Result	3,897	19,096	10,453	(43)	33,403

Gross Margin	14.6%	14.9%	10.7%	(4.4%)	13.3%

SG & A (Estimate)	3,515	4,437	5,385	15,912	29,249

Operating Results	382	14,659	5,068	(15,955)	4,154

Operating Margin	1.4%	11.5%	5.2%	n.a.	1.7%

* Full Year 2003

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	21,490	116,000	89,531	(124)	226,897

Costs	17,302	98,853	80,443	(277)	196,321

Gross Result	4,188	17,147	9,088	153	30,576

Gross Margin	19.5%	14.8%	10.2%	123.4%	13.5%

SG & A (Estimate)	3,069	9,029	4,567	16,199	32,864

Operating Results	1,119	8,118	4,521	(16,046)	(2,288)

Operating Margin	5.2%	7.0%	5.0%	n.a.	(1.0%)

* Discontinued and restated operations

STATUS OF VALUE ADDED TAX (VAT) LAWSUIT AND MEXICAN GOVERNMENT PUT
VAT LAWSUIT
On November 24, 2004, the Federal Court of the First Circuit stated that it had found merit to the claim made by the Company’s subsidiary, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (TFM), regarding the form in which the Federal Treasury had issued the Special VAT Certificate. On January 26, 2005, the Mexican Fiscal Court issued a favorable bench decision upholding TFM’s claim for inflation and interest.

On February 18, 2005, TFM was served with the favorable written decision of the Fiscal Court carrying out the mandate of the Federal Court of the First Circuit dated November 24, 2004, which recognized TFM’s legal right to receive the original VAT refund adjusted for inflation and interests since 1997. The Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest since the date the tax authorities should have made the refund in 1997, until the date the refund is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter. Under the terms of the law, the government has 120 days to deliver the certificate, or could settle the matter through negotiation.

GRUPO TFM PUT
As previously stated Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the lawsuit is resolved.

SALE OF TFM
On December 15, 2004, TMM and Kansas City Southern, (KCS) entered into an amended acquisition agreement for the sale of TMM’s 51 percent voting interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT Claim and the Put with the Mexican Government. The $47 million promissory note and a portion of the $110 million contingent payment will be subject to certain escrow arrangements to cover potential indemnification claims. The boards of directors of both companies had approved the transaction.

Consummation of the transaction was subject to the satisfaction of certain conditions, including KCS shareholder approval, TMM shareholder approval, Hart Scott Rodino waiting period, approval by the Mexican Foreign Investment Commission and the Mexican Federal Competition Commission.

TMM shareholder approval was granted on January 11, 2005. Both the Mexican Foreign Investment Commission and the Mexican Federal Competition Commission have approved the acquisition. On January 25, 2005, the companies announced that the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act had expired without a formal request from the U.S. Department of Justice.

TMM’s management will discuss earnings and provide a corporate update on Friday, February 25, 2005, at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-257-2101 (domestic) or 303-205-0044 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 25304. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through November 5 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11011935. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 25304.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in TransportaciÓn Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country‘s rail cargo. Visit TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (discontinuing of railroad operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2004	2003	2004	2003

Revenue from freight and services	67.772	58.989	250.992	226.897

Cost of freight and services	(58.190)	(49.130)	(212.159)	(188.972)

Depreciation of vessels and operating equipment	(1.313)	(1.694)	(5.430)	(7.349)

	8.269	8.165	33.403	30.576

Administrative expenses	(7.578)	(7.475)	(28.429)	(29.686)

Corporate reestructuring expenses	(0.010)	(0.400)	(0.820)	(3.178)

Operating Income (loss)	0.681	0.290	4.154	(2.288)

Other (expenses)income - Net	(6.473)	(44.843)	14.428	(61.507)

Financial (expenses) income - Net	(18.756)	(10.239)	(67.446)	(52.596)

Exchange gain (loss) - Net	2.460	(1.512)	2.466	(4.039)

Net financial cost	(16.296)	(11.751)	(64.980)	(56.635)

Loss before taxes	(22.088)	(56.304)	(46.398)	(120.430)

Benefit (provision) for taxes	9.994	(8.109)	19.739	(6.121)

Loss before minority interest	(12.094)	(64.413)	(26.659)	(126.551)

Minority interest	(1.788)	(0.101)	(4.519)	(2.042)

Net loss before discontinuing operations	(13.882)	(64.514)	(31.178)	(128.593)

Discontinuing Operations	0.804	(1.739)	7.815	41.931

Net loss for the period	(13.078)	(66.253)	(23.363)	(86.662)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.23)	(1.163)	(0.41)	(1.52)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.23)	(1.16)	(0.41)	(1.52)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (discontinuing of railroad operations)
- millions of dollars -

	December 31,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	53.227	71.030

Accounts receivable
Accounts receivable - Net	38.236	33.105

Other accounts receivable	52.993	44.649

Prepaid expenses and others current assets	8.550	6.592

Total current assets	153.006	155.376

Property, machinery and equipment - Net	77.701	76.358

Assets disposed to be sale	367.613	360.502

Other assets	45.198	35.618

Deferred taxes	88.244	67.201

Total assets	731.762	695.055

Current liabilities:
Bank loans and current maturities of long term liabilities	1.740	373.792

Suppliers	24.443	25.335

Other accounts payable and accrued expenses	92.451	118.350

Total current liabilities	118.634	517.477

Long–term liabilities:
Bank loans and other obligations	469.532	1.470

Other long–term liabilities	73.586	87.255

Total long–term liabilities	543.118	88.725

Total liabilities	661.752	606.202

Minority interest	40.184	35.665

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(73.575)	(50.213)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	29.826	53.188

Total liabilities and stockholders’ equity	731.762	695.055

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (discontinuing of railroad operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2004	2003	2004	2003

Cash flow from operation activities:
Net loss for the period	(13.078)	(66.253)	(23.363)	(86.662)

Charges (credits) to income not affecting resources:
Depreciation & amortization	3.167	3.366	13.621	16.797

Interest in TFM	(0.804)	1.739	(7.815)	(41.931)

Minority interest	1.788	0.101	4.519	2.042

Deferred income taxes	(4.890)	9.354	(21.043)	5.027

Other non-cash items	1.010	37.655	1.870	55.560

Total non-cash items	0.271	52.215	(8.848)	37.495

Changes in assets & liabilities	26.682	29.543	27.960	10.499

Total adjustments	26.953	81.758	19.112	47.994

Net cash provided by operating activities	13.875	15.505	(4.251)	(38.668)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.022	0.641	1.374	7.57

Payments for purchases of assets	(3.575)	(4.206)	(11.968)	(7.887)

Sale of subsidiarie, net of cash sold		0.288		128.693

Dividends paid to minority partners				(8.000)

Net cash (used in) provided by investment activities	(3.553)	(3.277)	(10.594)	120.376

Cash flow provided by financing activities:

Short-term borrowings (net)		1.341	(0.300)	(16.749)

Principal payments under capital lease obligations	(0.025)	(0.022)	(0.094)	(0.833)

(Repurchase) sale of accounts receivable (net)	(4.998)	22.300	(1.328)	(10.419)

Repayment of long-term debt	(0.247)	(0.247)	(1.236)	(0.989)

(Paid) Proceeds from convertible notes				(13.295)

Net cash (used in) provided by financing activities	(5.270)	23.372	(2.958)	(42.285)

Net (decrease) increase in cash	5.052	35.600	(17.803)	39.423

Cash and cash equivalents at beginning of the period	48.175	35.430	71.030	31.607

Cash and cash equivalents at end of the period	53.227	71.030	53.227	71.030

*Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards #5 (IFRS 5) "Non-current assets held for sale and discontinued operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Exhibit 99.2

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
FOURTH-QUARTER AND FULL-YEAR 2004 RESULTS

(Mexico City, February 24, 2005) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) report financial results for the fourth-quarter and full-year periods of 2004.

FOURTH-QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenues for the three months ended December 31, 2004, were $173.5 million compared to revenues of $175.2 million for the same period in 2003. The sale and subsequent deconsolidation of Mexrail reduced revenues by $15.2 million. The comparison of the quarter ended December 31, 2004, of TFM without Mexrail shows an increase in consolidated revenues of $13.5 million, or 8.4 percent, over the same period of 2003, from $160.0 million to $173.5 million. This improvement in revenues is mainly due to an increase of 9.9 percent in general freight segments due to conversion and higher activity in chemicals, industrials, and metals and minerals, and 7.7 percent in auto & intermodal segments. Revenues were also sl0se results include the consolidation of Mexrail for seven months as a consequence of the sale of Mexrail to KCS. Revenues for the year ended December 31 2004, without Mexrail, grew 3.7 percent, or $24.0 million over 2003. Total carload volume grew 7.4 percent in all segments with the exception of automotive. The depreciation of the peso over revenues denominated in pesos impacted revenues by $16.0 million, or 2.5 percent.

Operating profit for the year ended December 30, 2004, was $130.0 million, resulting in an operating ratio of 81.4 percent. The consolidated operating ratio without Mexrail was 79.9 percent. Results were impacted by greater revenues and fuel price variability, which reflected sustained increases throughout 2004 of 26 percent and negatively impacted results by $20.5 million. Costs other than fuel grew only 1.9 percent when compared with 2003 expenses.

FINANCIAL EXPENSES
Net financial expenses incurred in the year ended December 31, 2004, were $111.5 million. A foreign exchange gain of $0.4 million resulted from the appreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2004, accounts receivable decreased to $182.4 million from $188.4 million at December 31, 2003.

TFM made capital expenditures of $7.5 million and $41.1 million during the fourth quarter and 12 months, respectively, of 2004, investing in the improvement of TFM and Mexrail lines.

As of December 31, 2004, TFM had an outstanding debt balance of $883.0 million, including $65.1 million of short-term and $817.9 million of long-term debt. This balance represents a decrease of $56.8 million when compared to December 31, 2003.

VAT LAWSUIT
On November 24, 2004, the Federal Court of the First Circuit stated that it had found merit to the claim made by TFM regarding the form in which the Federal Treasury had issued the Special VAT Certificate. On January 26, 2005, the Mexican Fiscal Court issued a favorable bench decision upholding TFM’s claim for inflation and interest.

On February 18, 2005, TFM was served with the favorable written decision of the Fiscal Court carrying out the mandate of the Federal Court of the First Circuit dated November 24, 2004, which recognized TFM’s legal right to receive the original VAT refund adjusted for inflation and interest since 1997. The Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest since the date the tax authorities should have made the refund in 1997, until the date the refund is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter. Under the terms of the law, the government has 120 days to deliver the certificate, or settle the matter through negotiation.

GRUPO TFM PUT
As previously stated, Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words“believe”,“expect” and“anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S. –Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20–F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Transportation revenues	173,523	175,163	700,438	698,528

Operating expenses	(116,976)	(121,165)	(482,049)	(479,968)
Depreciation & amortization	(22,482)	(21,894)	(88,375)	(86,554)

Total cost	(139,458)	(143,059)	(570,424)	(566,522)

Operating profit	34,065	32,104	130,014	132,006

Other expenses - net	(3,067)	(10,278)	(10,607)	(35,382)

Financial expenses - net	(27,529)	(27,729)	(111,458)	(111,132)
Exchange profit (loss) - net	2,234	(3,576)	429	(13,695)

Net comprehensive financing cost	(25,295)	(31,305)	(111,029)	(124,827)

Income (loss) before taxes and minority interest	5,703	(9,479)	8,378	(28,203)
Income tax and deferred income tax	(1,531)	4,890	14,007	(32,890)

Income (loss) before minority interest	4,172	(4,589)	22,385	(61,093)

Equity method in Mexrail Inc.	(2,043)		(2,805)

Minority interest	(553)	906	(4,258)	12,154

Net income (loss) for the period	$1,576	($3,683)	$15,322	($48,939)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )

	December 31,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets Current assets:
Cash and cash equivalents	$14,245	$3,597
Accounts receivable – Net	182,388	188,435
Materials and supplies	21,738	16,693
Other current assets	9,548	13,157

Total current assets	227,919	221,882
Concession, property and equipment – net	1,722,029	1,814,668
Other assets	6,126	2,857
Deferred income tax	99,683	78,845

Total assets	$2,055,757	$2,118,252

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	65,135	193,154
Accounts payable and accrued expenses	147,044	163,749

Total current liabilities	212,179	356,903
Long–term debt and capital lease obligation	817,914	746,745
Other non – current liabilities	25,204	33,724

Total Long–term liabilities	843,118	780,469

Total liabilities	1,055,297	1,137,372

Minority interest	321,732	317,475

Stockholders’ equity:
Capital stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	110,186	94,863

Total stockholders’ equity	678,728	663,405

Total liabilities and stockholders’ equity	$2,055,757	$2,118,252

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Cash flow from operation activities:
Net income (loss) for the period	$1,576	($3,683)	$15,322	($48,939)

Adjustments to reconcile net income (loss) to net cash provides by (used in) operating activities:
Depreciation & amortization	22,482	21,894	88,375	86,554
Amortization of deferred financing costs	1,674	1,609	6,672	6,413
Other non cash items	(4,153)	(5,483)	(16,492)	24,015
Changes in working capital - net	(11,613)	12,672	(8,185)	31,621

Total adjustments	8,390	30,692	70,370	148,603

Net cash provided by (used in) operating activities	9,966	27,009	85,692	99,664

Cash flow from investing activities:
Proceeds from sale of Mexrail’s shares before taxes			27,147
Acquisitions of property and equipment – net	(7,528)	(22,118)	(41,143)	(73,121)
Sale of equipment	42	624	420	2,390

Net cash provided by (used in) investing activities	(7,486)	(21,494)	(13,576)	(70,731)

Cash flow from financing activities:
Proceeds payments of commercial paper – net		(10,000)	10,000	(37,000)
Proceeds payments of term loan–net			(71,129)	(18,287)
Principal payments under capital lease obligations	(23)	(298; )	(339)	(298)

Net cash (used in) provided by financing activities	(23)	(10,298)	(61,468)	(55,585)

Increase (decrease) in cash and cash equivalents	2,457	(4,783)	10,648	(26,652)
Cash and cash equivalents Beginning of the period	11,788	8,380	3,597	30,249

End of the period	$14,245	$3,597	$14,245	$3,597

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Fourth Quarter and Full-Year 2004

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.